

December 27, 2012

<u>Via E-mail</u>
Mr. Johnny F. Norris, Jr.
Chief Executive Officer
Midwest Energy Emissions Corp.
500 West Wilson Bridge Road, Suite 140
Worthington, Ohio 43085

  Re: Midwest Energy Emissions Corp.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed April 12, 2012
    File No. 0-33067

Dear Mr. Norris:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant